                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 0-14183

CUSIP NUMBER: 29274A-10-5

(Check One) |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_|
            Form N-SAR |_| Form N-CSR

For Period Ended: June 30, 2004

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

Energy West, Incorporated
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Full Name of Registrant

Great Falls Gas Company
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Former Name if Applicable

1 First Avenue South
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Address of Principal Executive Office (Street and Number)

Great Falls, Montana 59401
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City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form
10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is reviewing the accounting treatment of a handful of gas purchase and sale contracts previously entered into by its subsidiary, Energy
West Resources, Inc. Although the registrant's review has not been completed, it anticipates that earnings for fiscal years 2002 and 2003 will be adjusted, corresponding to adjustments in amounts reflected in its balance sheets as of June 30, 2002 and 2003 for derivative assets and derivative liabilities. The expected restatements will reflect the effect of the registrant's determination that several contracts entered into during fiscal year 2002 for the purchase or sale of natural gas at fixed future prices were erroneously classified as normal purchase and sale contracts. The registrant now believes that these contracts did not qualify as normal purchase and sale contracts under applicable accounting rules, and therefore must be reflected in the registrant's financial statements at fair value, determined as of the end of each period. The valuation of such contracts required to be reflected at fair value is referred to as "mark-to-market" valuation.

As a result of the review of the gas purchase and sale contracts, the registrant is unable, without unreasonable effort or expense, to file its Form 10-K for the fiscal year ended June 30, 2004 within the prescribed time period.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

John C. Allen
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(Name)

(406) 791-7500
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(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of
1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|Yes |_|No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant is reviewing the accounting treatment of a handful of gas purchase and sale contracts previously entered into by its subsidiary, Energy
West Resources, Inc. Although the registrant's review has not been completed, it anticipates that earnings for fiscal years 2002 and 2003 will be adjusted, corresponding to adjustments in amounts reflected in its balance sheets as of June 30, 2002 and 2003 for derivative assets and derivative liabilities. The expected restatements will reflect the effect of the registrant's determination that several contracts entered into during fiscal year 2002 for the purchase or sale of natural gas at fixed future prices were erroneously classified as normal purchase and sale contracts. The registrant now believes that these contracts did not qualify as normal purchase and sale contracts under applicable accounting rules, and therefore must be reflected in the registrant's financial statements at fair value, determined as of the end of each period. The valuation of such contracts required to be reflected at fair value is referred to as "mark-to-market" valuation. None of the adjustments the registrant anticipates making will affect the registrant's cash flows or cash positions during the affected periods.

The addition of the contracts previously classified in error as normal purchase and sale contracts to the group of contracts required to be reflected at fair value is expected to result in adjustments to the mark-to-market gain (loss) in the registrant's contract portfolio, for fiscal years 2002 and 2003, and the first three quarters of fiscal year 2004. The restatements are expected to reduce net income for fiscal year 2002 in a range from $300,000 to $500,000. For fiscal year 2003, the restatement is expected to change net loss in a range from a reduction in net loss of $50,000 to an increase in net loss of $200,000. In addition, the restatements are expected to reduce net income in ranges from
$100,000 to $200,000 for the quarter ended September 30, 2003, from $200,000 to
$300,000 for the quarter ended December 31, 2003, and from $50,000 to $100,000 for the quarter ended March 31, 2004.

The registrant's cumulative gain (loss) in the portfolio of contracts valued on a mark-to-market basis will be reversed in later periods as contracts settle or are performed and/or as natural gas prices change. The expected effects of such reversal in later periods will be to increase the registrant's income in future periods through fiscal year 2009, so that the cumulative decrease in net income expected to result from the restatements of prior periods will be offset in those future periods.

The gas purchase and sale contracts that are expected to be reclassified were entered into at the time of or shortly after the registrant's termination of derivative contracts with Enron Canada Corporation ("ECC") during the third quarter of fiscal year 2002. The registrant believes that its classification of some of the gas purchase and sale contracts erroneously resulted in overstating the income realized from application of mark-to-market accounting principles to the contract portfolio. Accordingly, the registrant expects that the results of the restatements may reflect that the net effect of the termination of the ECC derivatives will include a material downward adjustment of net income in fiscal year 2002. The registrant is continuing to review the effects of these transactions on its financial statements.

The estimated effects of the restatements are preliminary and subject to audit.
The final amount of the adjustments will be based upon the completion of the review by the registrant and its independent auditors.

The Audit Committee of the registrant's Board of Directors concluded today, based on the information available at this time, that the previously issued financial statements for fiscal years 2002 and 2003, and the first three quarters of fiscal year 2004, should not be relied upon because of errors in those financial statements and that the registrant likely would restate those financial statements to make the necessary accounting adjustments.

                            Energy West, Incorporated
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 29, 2004            By:        /s/ David A. Cerotzke
                                         -------------------------------------------
                                    Name:      David A. Cerotzke
                                    Title:     President and Chief Executive Officer